UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                   INTELISYS AVIATION SYSTEMS OF AMERICA INC.
                                (Name of Issuer)

                    SHARES OF COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    45820Y108
                                 (CUSIP Number)

                                  DENIS GALLANT
                             CHIEF FINANCIAL OFFICER
                   INTELISYS AVIATION SYSTEMS OF AMERICA INC.
                              815 BOMBARDIER STREET
                     SHEDIAC, NEW BRUNSWICK, CANADA E4P 1H9
                                  506-532-8515

                                 With a copy to:

                                   DAVID LUBIN
                            DAVID LUBIN & ASSOCIATES
                              92 WASHINGTON AVENUE
                           CEDARHURST, NEW YORK 11516
                                  516-569-9629

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Mohamed Juman
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group*
   (a) [__]
   (b) [__]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization
     Bahraini
-------------------------------------------------------------------------------
Number of                           7. Sole Voting Power
Shares Beneficially                     11,157,694
Owned by                            8. Shared Voting Power
by Each                                 -0-
Reporting                           9. Sole Dispositive Power
Person With                             11,157,694
                                    10. Shared Dispositive Power
                                         -0-
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
       11,157,694
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
-------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11) 23.8%
-------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions) IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

Security: Common Stock, par value $.001 per share (the "Common Stock") (CUSIP No. 45820Y108)

Issuer:  Intelisys Aviation Systems of America Inc.
         815 Bombardier Street
         Shediac, New Brunswick
         E4P 1H9 Canada

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of person filing this statement: Mohamed Juman (the "Reporting Person").

(b) Address: P.O. Box 743, Manama, Kingdom of Bahrain

(c) Principal Business: Director - Air Navigation, Bahrain Civil Aviation Authority

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bahraini

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person subscribed for common shares of CONVERGix, Inc., a Canadian corporation, for a total investment of CAD$800,000 (approximately $504,000
US).The common shares were redeemable by CONVERGix, Inc. The Issuer assumed all rights and obligations of CONVERGix, Inc. under that subscription agreement, and issued 2,666,667 shares of Common Stock to the Reporting Person when the Issuer acquired CONVERGix, Inc. on December 31, 2002. In December 31, 2003, the Reporting person agreed to rescind the Issuer's redemption obligation in exchange for an additional 6,296,287 shares of the Issuer's Common Stock. The Reporting Person used personal funds to purchase the shares from the Issuer.

The Reporting Person acquired 1,633,619 shares of the Common Stock of the Issuer on May 15, 2004. The shares were issued in exchange for the forgiveness of $189,535 owed by the Issuer to the Reporting Person.

The Reporting Person purchased 161,111 shares of the Common Stock of the Issuer for $14,500 on May 24, 2004. The Reporting Person used personal funds to purchase the shares from the Issuer.

The Reporting Person acquired 400,000 shares of the Common Stock of the Issuer in May 2004 pursuant to an Aviation Consulting Contract. The shares were issued in exchange for consulting services provided by the Reporting Person related to airport operations in the Middle East.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person currently holds all his shares of Common Stock in the Issuer for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is the beneficial owner of 11,157,694 shares of Common Stock, or approximately 23.8% of the issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by him.

(c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 20, 2004

/s/Mohamed Juman
----------------
Mohamed Juman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).